PicMii Crowdfunding

AMERICAN STORIES

American Stories Entertainment, Inc
1449 Wetherington Way Palm
Harbor, FL 34683
(727) 403 6612

OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**5,000**	**$10,000**	**$9,550**
Maximum Amount	**500,000**	**$1,000,000**	**$955,000.00**

THE COMPANY

1. Name of issuer: American Stories Entertainment, Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Robert Cefail	Anthony M. McKnight	Linda Batdorf
Dates of Board Service:	12/16/2020 - Present	03/22/2022 - Present	12/16/2020 - Present
Principal Occupation:	President	President	VP Admin
Employer:	Quadrant Sales & Marketing, Inc	Big Daddy Guns, Inc.	Quadrant Sales & Marketing, Inc.
Dates of Service:	2003 - Present	2016 to present	2003 - Present
Employer's principal business:	Marketing & PR Services	Online Marketplace	Marketing & PR Services
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:			
Position:	President	---	Treasurer
Dates of Service:	12/16/2020 - Present	---	12/16/2020 - Present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:			



AMERICAN STORIES

OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00

American Stories Entertainment, Inc
1449 Wetherington Way Palm
Harbor, FL 34683
(727) 403 6612

Employer:	Digital Frontier Marketing	Big Daddy Guns, Inc.	Digital Frontier Marketing
Employer's principal business:	Digital Asset Marketing Firm	Online Marketplace	Digital Asset Marketing Firm
Title:	CEO	President	CFO
Dates of Service:	09/19/2017 to Present	2016 to present	09/19/2017 to Present
Responsibilities:	Managment	Management	Finance
Employer:	Quadrant Sales & Marketing, Inc		Quadrant Sales & Marketing, Inc
Employer's principal business:	Celebrity Endorsement Firm		Celebrity based PR Firm
Title:	President		VP Admin
Dates of Service:	2003 - Present		2003 - Present
Responsibilities:	Managment		Admin and Finance

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Robert Cefail	Linda Batdorf
Title:	CEO	Treasurer
Dates of Service:	12/16/2020 - Present	12/16/2020 - Present
Responsibilities:	Management	Finance
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:		
Position:	No prior positions	No prior positions
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:		
Employer:	Digital Frontier Marketing	Digital Frontier Marketing
Employer's principal business:	Digital Asset Marketing Firm	Marketing
Title:	CEO	Digital Asset Marketing Firm
Dates of Service:	09/19/2017 to Present	9/23/2017 - Present
Responsibilities:	Managment	Finance



OFFERING STATEMENT

American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00

Employer:	Quadrant Sales & Marketing	Quadrant Sales & Marketing
Employer's principal business:	Celebrity Endorsement Firm	Celebrity Endorsement Firm
Title:	President	Treasurer
Dates of Service:	2003 - Present	2003 - Present
Responsibilities:	Managment	Finance

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Quadrant Sales and Marketing	1,000 Class A Common Shares	50%
Big Daddy Enterprises, Inc.	1,000 Class A Common Shares	50%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.



What is American Stories Entertainment All About

American Stories Entertainment, Inc. (ASE) has a simple mission--provide creative, uplifting content that improves the lives of our viewers. The company does this through telling the unique stories of real people. The subject matter of ASE programming covers a broad range of lifestyles including hunting, fishing, sports, small business and survival strategies. ASE films its shows primarily in small and medium size towns--locations not generally portrayed in traditional Media.



American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00



ASE's Secret Sauce

ASE will create and control its own content. The company is building and employing an ever growing series of distribution channels for its content. Diversity of broadcast platforms is at the core of the ASE business model which ensures that its content is never de-platformed by the whims of anyone. ASE will not go down!! The current platforms include ASE's own Roku channel, Apple TV channel and Amazon Fire TV channel.

The company also directly creates its own content. The company develops its shows through a series of stages which involves producing a limited series of shows for proof of concept and then expansion of the specific programming. Lavish production costs are not part of the ASE culture. All company programming will be produced by efficient creative teams who can produce quality content yet not break the bank.

End Result

Once again, the company is designed to produce a high quantity of great programs designed to make the lives of our viewers better. American Stories will ensure its future by building a movement of dedicated viewers who are looking for uplifting content.

Traditional Entertainment Media--The Problem

Both the top executives and talent found in the twin entertainment epicenters of New York and Los Angeles have been busy alienating a significant portion of the U.S. population. This market, found in the broad expanse between the two elite population centers, makes up over 150 million people who are considered to be more conservative. The results of an avalanche of cultural attacks that revolve around politics, religion and the 2nd amendment has led to the massive decline in viewership of a broad array of content.



AMERICAN STORIES

OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00

American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

Presently, because of this mass disenchantment with the coastal media centers, there is a gigantic undelivered desire waiting to be quenched. It is this opening that ASE intends to rapidly meet and satisfy.

The Plan--Meeting the Demand

American Stories Entertainment targets the viewers who considers themselves left behind by traditional entertainment providers. This includes people in small town America and the general population found between the east and west coasts of the USA.

American Stories Entertainment's plan revolves around creating original content using a phased approach to be able to adjust and modify programming that best serves ASE's unique audience. ASE starts with the production of four to 10 12 to 40 minute episodes (segments). This allows the content to be shown on YouTube, Roku or on traditional TV.

Advertisers are briefed on the nature of the programming and sometimes shown past programming to provide insight into the ASE process. Advertisers can purchase ad time or preferably product placement slots for such shows. ASE, because it controls various distribution assets on Roku, Apple, Amazon and its own direct channel, www.Americanstories.tv, can make future content decisions based on direct viewer and advertiser input.



If a show is successful, both from the consumer perspective and advertiser response, ASE will extend the respective series for additional shows with additional seasons of the show. As the additional seasons or even episodes are added to the series, the content can be tweaked and modified to better serve ASE's audiences (consumers and advertisers). Consumer opinion is weighted much higher as concerns content decisions.

You Make the Stories

A breakthrough viral growth tool will be deployed that brings the audience directly into the production of content. Using mass online market research platforms, ASE will ask its viewers to participate in the creation of content. By asking viewers to answer a series of questions they can provide story ideas to ASE and help in the selection of scripts and even potential talent for future shows. This tool will result in an ever growing database of "You Make The Stories" participants. A



AMERICAN STORIES

OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00

American Stories Entertainment, Inc
1449 Wetherington Way Palm
Harbor, Fl 34683
(727) 403 6612

movement of millions of fans will be built through this process who have direct "buy in" for each project through participation in the ongoing research process.

The Duck Dynasty Effect

The massively successful show, Duck Dynasty, made most of their money through product placement within the shows that eventually found its way into tens of thousands of stores. By 2013 Duck Dynasty was generating $500 million in sales. Through ASE's relationship with Kevin Harrington as host of a series of business related shows starting with Beyond The Close, the company can begin embedding products in each show with the intent to get mass marketing in the future.

Content Distribution

ASE's shows are intended for broadcast via multiple channels. Diversification is at the heart of the company's business model. The core principle is that no one executive decision to de- platform or otherwise shutdown ASE's programming can ever fully take down its content. Call it decentralized media distribution--a revolutionary step to protect ASE's free speech rights. Distribution will involve various web video platforms including YouTube, RecoilTV and Rumble. In addition, the company will also broadcast through streaming services such as Roku, Amazon Fire TV and Apple TV. Finally, ASE ultimately will seek to have a full channel on DirectTV.

Income Centers

There are two distinct publics that ASE targets for income: 1) viewers (content consumers); 2) advertisers who purchase broadcast ads and product placement within the shows. The following section shall discuss the value ladders of free and paid service as well as products for both viewers and Advertisers.

Advertisers will be happy to see that ASE doesn't just depend on one media platform to get in front of the right viewers. As described above, the company's strategy is decentralized media distribution which also expands the viewer reach for its shows. Advertisers will be able to purchase traditional ad space before, during and after the shows are broadcast. They would also have the option to have their various products placed within the shows in a relevant manner.

Finally, a third income center for the company is the development of its own branded products (in partnership with various manufacturers) which are placed in the show and then subsequently sold in third party stores and its own product site.

Viewers will have access to a series of "movement" products (T-shirts, hats, jackets, clothing) and digital memorabilia. The digital memorabilia include celebrity based collectibles and user generated content in the form of their own memorabilia created by them. ASE plans on building a giant base of devotees that fully believe in the mission of the company. It is to this group that ASE wants to sell movement products to build brand loyalty and also physically promote the brand.





OFFERING STATEMENT

American Stories Entertainment, Inc
1449 Wetherington Way Palm
Harbor, FL 34683
(727) 403 6612

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00

The Marketing And Sales Sequence

ASE's marketing and sales sequence is designed to involve the viewer first and the advertiser second. Not because the advertiser is secondary but because it is important to let them know the position of the viewer and the number of eyeballs that could be on their offering. This is the sequence:

- Viral "You Make the Story" participation (free)
- Movement memorabilia
- ASE show products
- Advertiser product placement (in shows)
- Broadcast network or cable channel show production agreements

----

The Team



Founder: Robert Cefail has been an innovator in the telecommunications, internet marketing and celebrity endorsement industries. Robert started companies in each sector that have generated tens of millions of dollars in revenue. He currently is the CEO of CShopTV, a celebrity endorsement firm connected with thousands of celebrities



OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00



Founder: Tony McKnight is a highly successful entrepreneur who has started up numerous successful companies including Big Daddy Unlimited. His latest company is now a dominant player in the gun, hunting and survival industries selling over 300,000 separate offerings on his online platform Bigdaddyunlimited.com. Tony is a specialist in the art of mass marketing, promotion and scaling companies.



Senior VP Entertainment Production: Stephen Eckelberry, with over 35 years of experience in virtually every aspect of traditional Hollywood filmmaking, brings a cinematic approach to web-based reality TV. Stephen has been involved in the production of 34 feature films and television series. He branched out to directing and producing including creating several award-winning feature films, working with a varied list of talent from Scarlett Johansson, Eva Mendes, Christopher Lambert, Burt Reynolds and Raquel Welsh. He recently co-produced the U.S. version of the Chinese epic movie, Air Strike, starring Bruce Willis and Adrian Brody and distributed by Lionsgate Films.



OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00



Strategic Partner: Kevin Harrington, an original star on the hit TV show Shark Tank and inventor of the infomercial, not only hosts one of the programs on ASE but also is a strategic partner when it is time to bring products on various shows into massive retail outlets.

American Stories Entertainment believes in full transparency and that includes the belief that few new companies can accurately predict their economic results later than 18 months. In addition, ASE will start its projection period after the completion of 90 days of this crowdfunding as it will just begin deploying funds to carry out the first steps of this business model. ASE will provide its company goals on a quarterly basis starting with the completion of Q2-- July 1st, 2021.

ASE Results	Q2 22	Q3 22	Q4 22	Q1 23	Q2 24	Q3 24
Product--Misc*	.05 M	.07 M	.1 M	.13 M	.17 M	.2 M
Ad sales	.1 M	.2 M	.25 M	.30 M	.35 M	.4 M
Prod--Show**	.15 M	.2 M	.25 M	.30 M	.40 M	.5 M
Gross Sales	**.3 M**	**,47 M**	**.6 M**	**.73 M**	**.92 M**	**1.1 M**
Prod Exp	.15 M	.2 M	.25M	.3 M	.35 M	.4 M
Salary	.02 M	.03 M	.04 M	.05 M	.06 M	.07 M
Oper Exp	.02 M	.03 M	.04 M	.05 M	.06 M	.07 M
Pre-Tax Profit	**.11 M**	**.21 M**	**.27 M**	**.33 M**	**.45 M**	**.56 M**

*This represents show and memorabilia products such has hats, T-shirts, jackets, NFTs
**Product placement sales within shows.
ASE didn't project additional revenues that could be earned through cable or network distribution agreements involving its shows.


OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00

Investor Opportunity

American Stories Entertainment has developed a unique investor benefits model that provides a series of opportunities for individual investors all the way up to companies wishing to benefit from a long term relationship with the company.

Share Price: $2.00

The minimum investment is $500.

From time to time ASE will offer no cost bonus shares to all existing investors and prospective investors to mark certain thresholds.

Investor Distribution

The company is targeting investor distributions to commence by the end of 2022. In the event that ASE enjoys profits not contemplated in the projects above company management may consider accelerating the plans for investor distribution.

Risk factors

One should understand the risks inherent in the early stage of a startup company doing business in the new media and entertainment industries. These risks include:

- There is a significant number of competitors in the entertainment and new media industries.
- Governmental organizations adopting regulatory rules and laws that hamper or even curtail the operations of the company.
- The company may have insufficient capitalization of the company so as to restrict growth or impede it altogether.
- The company has little or no operating history.
- There is a possibility that part or all of the distribution channels that the company intends to use will restrict the content.



OFFERING STATEMENT

American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, Fl 34683
(727) 403 6612

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

Risk Factors

Investments in small businesses and start-up companies are often risky.

The Company's management may be inexperienced and investors will not be able to evaluate the Company's operating history. Small businesses may also depend heavily upon a single customer, supplier, or employee whose departure would seriously damage the company's profitability. The demand for the company's product may be seasonal or be impacted by the overall economy, or the company could face other risks that are specific to its industry or type of business. The Company may also have a hard time competing against larger companies who can negotiate for better prices from suppliers, produce goods and services on a large scale more economically, or take advantage of bigger marketing budgets. Furthermore, a small business could face risks from lawsuits, governmental regulations, and other potential impediments to growth.

Trend information

The Company is an early-stage development company. The trends projected for the Company for production, sales and inventory have not been established.

The state of the order book, costs, and selling prices for the products and services sold since the latest financial year for the Company are up to date and accurate with the financial information contained within this Proposed Private Placement Memorandum.

The Company may need additional capital, which may not be available.

The Company may require funds in excess of its existing cash resources to fund operating deficits, develop new products or services, establish and expand its marketing capabilities, and finance general and administrative activities.
Due to market conditions at the time the Company may need additional funding, or due to its financial condition at that time, it is possible that the Company will be unable to obtain additional funding as and when it needs it. If the Company is unable to obtain additional funding, it may not be able to repay debts when they are due and payable. If the Company is able to obtain capital, it may be on unfavorable terms or terms which excessively dilute then-existing equity holders. If the Company is unable to obtain additional funding as and when needed, it could be forced to delay its development, marketing and expansion efforts and, if it continues to experience losses, potentially cease operations.


OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,550**
Maximum Amount	**500,000**	**$1,000,000**	**$955,000.00**

The offering price of the securities offered on the Site has been arbitrarily determined and may not be indicative of its actual value or future market prices.

Offering Price Was Determined by The Company

The offering price was not established in a competitive market but was determined by the Company. The offering price bears no relationship to the Company's assets, book value, historical results of operations or any other established criterion of value. The offering price should not be considered as an indication of the Company's actual value or the value of the securities.

The Company's management may have broad discretion in how the Company use the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company may not be able to manage its potential growth.

For the Company to succeed, it needs to experience significant expansion. There can be no assurance that it will achieve this expansion. This expansion, if accomplished, may place a significant strain on the Company's management, operational and financial resources. To manage any material growth, the Company will be required to implement operational and financial systems, procedures and controls. It also will be required to expand its finance, administrative and operations staff. There can be no assurance that the Company's current and planned personnel, systems, procedures and controls will be adequate to support its future operations at any increased level. The Company's failure to manage growth effectively could have a material adverse effect on its business, results of operations and financial condition.

The Company faces significant competition.

The Company faces competition from other companies, some of which might have received more funding than the Company has. One or more of the Company's competitors could offer programming similar to those offered by the Company at significantly lower prices, which would cause downward pressure on the prices the Company would be able to charge for its services. If the Company is not able to charge the prices it anticipates charging for its services, there may be a material adverse effect on the Company's results of operations and financial condition. In addition, while the Company believes it is well-positioned to be the market leader in its industry, the emergence of one of its existing or future competitors as a market leader may limit the Company's ability to achieve national brand recognition, which could also have a material adverse effect on the Company's results of operations and financial condition.

The Company's growth relies on market acceptance.

While the Company believes that there will be significant customer demand for its entertainment content, there is no assurance that there will be broad market acceptance of the Company's offerings. There also may not be broad market acceptance of the Company's offerings if its competitors offer entertainment content which are preferred by prospective customers. In such event, there may be a material adverse effect on the Company's results of operations and financial condition, and the Company may not be able to achieve its goals.

The Company's assumptions concerning future operations may not be realized.

Any operating and financial information contained in the projected financial data have been prepared by management of the Company based upon its goals and objectives for the future performance and various assumptions concerning future phenomena. In addition, the Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control. While management believes that its goals and objectives are reasonable and achievable, no assurance can be



AMERICAN STORIES

OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00

American Stories Entertainment, Inc
1449 Wetherington Way Palm
Harbor, FL 34683
(727) 403 6612

given that they will be realized. The Company does not currently have any contractual agreements that can provide assurances with respect to projected revenues. The selection of assumptions underlying the projected information required the exercise of judgment by, and represent the opinions and beliefs of, the Company's management. Others may have different opinions and beliefs. In addition, the projections and underlying assumptions have not been compiled, reviewed or examined by any independent public accountants and were not prepared with a view to public disclosure or compliance with published guidelines of the Securities and Exchange Commission or with the guidelines established by the American Institute of Certified Public Accountants regarding projections. Such a review could result in changes to the assumptions underlying the projected financial data. Moreover, the Company's projections are subject to uncertainty due to the effects that economic, legislative, political or other changes may have on future events. Changes in the facts or circumstances underlying such assumptions could materially and adversely affect the projections. To the extent assumed events do not materialize, actual results may vary substantially from the projected results. As a result, no assurance can be given that the Company will achieve the operating or financial results set forth in its financial projections and, accordingly, investors are cautioned about placing undue reliance thereon.

Because the entertainment business is highly speculative, the Company may never achieve profitability.

The entertainment industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any show or film since the revenues derived from the production and distribution of shows or films is primarily dependent on its acceptance by the public, which cannot be predicted. The commercial success of a show or film also depends on the quality and acceptance of competing shows or films released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. No assurance can be given that the shows or films will appeal to the public or that other shows or films may not be more appealing and therefore reduce the demand to view the shows or films. Accordingly, there is a substantial risk that the Film will not be commercially successful, in which case the Company may be unable to recoup costs associated with the production of the shows or films or realize revenues or profits from the sale of the shows or films.

The Shows or Films may not succeed if it receives unfavorable reviews.

The financial success of shows or films, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to the shows or films. To the extent that the shows or films receive unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

The Company may abandon prematurely certain show or film development, production or distribution.

Any of the shows or films in development, production or distribution may be abandoned by the Company at any stage if further expenditures do not appear commercially feasible. This would result in a loss of some or all of the funds previously expended on the development, production and/or distribution of the shows or films, as the case may be, including funds expended in connection with the development of the screenplay and production of the shows or films. Abandonment of the shows or films at any stage would have a material adverse impact on the Company.

The Shows or Films produced by Company may infringe the intellectual property rights of others and resulting claims against the Company could be costly and require the Company to enter into disadvantageous license or royalty agreements.

Although the Company expects the shows or films to be original works, third parties may claim that the shows or films infringe their intellectual property rights. Any claims relating to the infringement of third-party proprietary rights, even if not successful or meritorious, could be time-consuming, result in costly litigation, divert resources and management's attention, cause production delays or require the Company to enter into royalty or license agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim


5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00

of infringement against the Company and the Company's failure or inability to license the infringed rights, the Company's business, operating results and financial condition would be materially and adversely affected. Even if a claim of infringement against the Company is unsuccessful, legal fees incurred in defending the infringement claim likely would cause material harm to the Company and the Company's financial condition and reduce the amount of net proceeds and cash available for distribution to investors.

CAPITAL LOSS

The prospective returns from an equity investment in unlisted companies are necessarily accompanied by a high risk of a total or partial loss of the sums invested.

This loss could be linked to the bankruptcy of the company in case of failure of its project or a lack of future financing. However, even if the company does not fail, a partial loss can result from lower-than-expected results in the future.

Investments in company bonds also feature a risk of loss of invested capital in case of a lack of liquidity at maturity or bankruptcy of the company.

The Company may not pay dividends for the foreseeable future.

Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

DILUTION

Any investment realized through the platform could be subject to dilution. In other words, if the company raises additional funds at a later date through the issue of new shares subscribed to by new Investors, the percentage stake in the issuing company held by Investors who do not subscribe to this capital increase will fall.

Because the Company's founders, directors and executive officers may be among the Company's largest stockholders, they can exert significant control over the Company's business and affairs and have actual or potential interests that may depart from those of subscribers in the offering.

The Company's founders, directors and executive officers own or control a significant percentage of the Company. Additionally, the holdings of the Company's directors and executive officers may increase in the future upon vesting or other maturation of exercise rights under any of the options or warrants they may hold or in the future be granted or if they otherwise acquire additional interest in the Company. The interests of such persons may differ from the interests of the Company's other stockholders, including purchasers of securities in the offering. As a result, in addition to their board seats and offices, such persons will have significant influence over and control all corporate actions requiring stockholder approval, irrespective of how the Company's other stockholders, including purchasers in the offering, may vote, including the following actions:

- to elect or defeat the election of the Company's directors;
- to amend or prevent amendment of the Company's Certificate of Incorporation or By-laws;
- to effect or prevent a merger, sale of assets or other corporate transaction; and
- to control the outcome of any other matter submitted to the Company's stockholders for vote.

Such persons' ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could reduce the Company's stock price or prevent the Company's stockholders from realizing a premium over the Company's stock price.



AMERICAN STORIES

OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00

American Stories Entertainment, Inc
1449 Wetherington Way Palm
Harbor, Fl 34683
(727) 403 6612

Legal Proceedings

The Company is not involved in any legal or regulatory proceedings. From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. The Company currently is not aware of any such legal proceedings that we believe will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

Content Development Costs

Content development costs are expensed as incurred. Such costs are incurred in the development of new shows or significant improvements to existing shows. The company cannot estimate these costs at this time and makes no representation of such costs.

No Public Trading Market for The Securities

There is no public trading market for the securities, and none may develop. The securities sold in this offering are restricted and not freely transferable.

There has been no public or private market for the Company's securities, and there can be no assurance that any such market would develop in the foreseeable future. There is, therefore, no assurance that the securities can be resold at all, or near the offering price. You will be required to represent that it is acquiring such securities for investment and not with a view to distribution or resale, that it understands that the securities are not freely transferable and, in any event, that it must bear the economic risk of an investment in the securities for an indefinite period of time because the securities have not been registered under the Act or applicable state Blue Sky or securities laws. The securities cannot be resold unless they are subsequently registered or an exemption from registration is available.

There is no active trading market for the securities being offered and no market may develop in the foreseeable future for any of such securities. Further, there can be no assurance that the Company will ever consummate a public offering of any of the Company's securities. Accordingly, investors must bear the economic risk of an investment in the securities for an indefinite period of time. Even if an active market develops for such securities, Rule 144 promulgated under the Securities Act ("Rule 144"), which provides for an exemption from the registration requirements under the Securities Act under certain conditions, requires, among other conditions, for resales of securities acquired in a non-public offering without having to satisfy such registration requirements, a six-month holding period following acquisition of and payment in full for such securities assuming the issuer of such securities has filed periodic reports with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for a period of 90 days prior to the proposed sale. If the issuer of such securities has not made such filings, such securities will be subject to a one-year holding period before they can be resold under Rule 144. There can be no assurance that the Company will fulfill any reporting requirements in the future under the Exchange Act or disseminate to the public any current financial or other information concerning the Company, as is required by Rule 144 as part of the conditions of its availability.

Accordingly, you should be prepared to hold the securities acquired in such offerings indefinitely and cannot expect to be able to liquidate any or all of their investment even in case of an emergency. In addition, any proposed transfer must comply with restrictions on transfer imposed by the Company and by federal and state securities laws. The Company may permit the transfer of such securities out of a subscriber's name only when his or her request for transfer is accompanied by an opinion of counsel reasonably satisfactory to the Company that neither the sale nor the proposed transfer results in a violation of the Securities Act or any applicable state securities or "blue sky" laws.


OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00

THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL EVER FILE A REGISTRATION STATEMENT TO REGISTER SUCH SECURITIES, THAT SUCH REGISTRATION STATEMENT WILL BECOME EFFECTIVE, OR THAT ONCE EFFECTIVE, SUCH EFFECTIVENESS WILL BE MAINTAINED.

We have used an arbitrary offering price. The offering price per unit was arbitrarily determined by the Company and is unrelated to specific investment criteria, such as the assets or past results of the Company's operations. In determining the offering price, the Company considered such factors as the prospects, if any, of similar companies, the previous experience of management, the Company's anticipated results of operations, and the likelihood of acceptance of this offering. Please review any financial or other information contained in this offering with qualified persons to determine its suitability as an investment before purchasing any shares in this offering.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

<u>Please only invest what you can afford to lose.</u>



OFFERING STATEMENT

American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00

THE OFFERING

9.   What is the purpose of this offering?

To pay for the establishment of the company and initial costs of the production of various online shows created by the company

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,000.00	$1,000,000.00
Less: Portal Success Fee of 4.5%	$450.00	$45,000.00
Net Proceeds	$9,550.00	$955,000.00
Use of Net Proceeds		
Show Production	$3,350.00	$635,000.00
Distribution Establishment	$1,000.00	$100,000.00
Crowdfunding Advertising & Marketing	$2,000.00	$110,000.00
Offering Expenses	$2,500.00	$10,000.00
General Operating Capital	$700.00	$100,000.00
Total Use of Net Proceeds	$9,550.00	$955,000.00

The above figures are estimates and may change due to strategic, economic, and/or other factors.

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).



OFFERING STATEMENT

American Stories Entertainment, Inc
1449 Wetherington Way Palm
Harbor, FL 34683
(727) 403 6612

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

a. Type - Class B Common Stock

b. Terms - The common stock will be a non-voting shares. Dividends will be paid from time to time as decided by company management when profits justify such action.

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☑ Yes Explain: Class B Common Stock has no voting rights.

16. How may the terms of the securities being offered be modified?
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.



OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights			Other Rights			
Common Stock									
Class A Common	2,000	2,000	Yes ☑	No ☐		Yes ☐	No ☐		Specify:
Class B Common	14,000,000	11,188,826	Yes ☐	No ☑		Yes ☐	No ☐		Specify:

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above? Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered? None

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

21. The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.-the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



OFFERING STATEMENT



American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00

Low Bound
$ 16,906,000
Pre-money valuation
$ 28,410,737
High Bound
$ 39,916,000
5 Valuation Methods
$ 4,542,689
Scorecard
$ 3,514,667
Checklist
$ 41,529,080
Venture Capital
$ 21,239,702
DCF with LTG
$ 140,000,947
DCF with Multiples
Method weights
30%
30%
16%
12%
12%

The weights for the above mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (16%), DCF- Long Term Growth (12%), and DCF with Multiples (12%).
The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$28,410,737.**

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.



AMERICAN STORIES

OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00

American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

1. **"Loans Payable" $185,500** - $234,751 in 270 Day Comercial Note to various investors. Upon the occurrence of a Qualified Equity Filing ("QEF"), the Commercial Note shall convert automatically, without any further action on the part of either the Company or the Investor, whereupon the Commercial Note shall be deemed canceled, into the number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price prior to the closing of the Qualified Equity Filing. A qualified equity filing includes a Regulation CF filing on a Form C, a Regulation A+ filing on Form 1-A, Form 10 or an S-1 filing under the Securities Act of 1933. The Conversion Price is currently set at $0.50 for each share.
    a. Since the date of the audited financials that number increased to $234,751
    b. Upon the filing of the Form C associated with this offering, these notes were converted into shares of Class B Common Stock and this debt is no longer owed.

2. **"QSM - Loan" $24,000** - $24,000 loan from a related party, Quadrant Sales and Marketing, with no interest rate or maturity date.



AMERICAN STORIES

OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00

American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

25. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
January 15, 2021	4(a)(6) Reg CF	Common Stock	$712,754.00	Show production and general operations
April 6, 2022	506(b)	Convertible Notes	$234,751	Film Production and Promotion
April 14, 2022	4(a)(6) Reg CF	Common Stock	$131,908	Show Production and general operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

Within the past 12 months, Robert Cefail participated as the CEO for a Reg CF offering for a separate company, Digital Frontier Marketing, Inc. The Form C for this offering was filed on March 29, 2022 As of April 6, 2022 that offering has not accepted any investments.

Within the past 12 months American Stories Entertainment, Inc. concluded a Reg CF offering. The Form C for this offering was filed on January 15, 2021, and the offering ceased taking new investments on January 20, 2022. The final amount sold in that offering was $712,754.00.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

The company is a start-up and has a limited history of sales or expenses related to operations as of this time.



American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

5,000 Shares Class B Common Stock at $2 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

American Stories Entertainment Inc.
Financial Statements

For the years ended 2020 and 2021



AMERICAN STORIES



American Stories Entertainment, Inc
1449 Wetherington Way Palm
Harbor, Fl 34683
(727) 403 6612

OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00



American Stories Entertainment Inc. Financial Statements

For the years ended 2020 and 2021

INDEX TO AUDITED FINANCIAL STATEMENTS



American Stories Entertainment, Inc
1449 Wetherington Way Palm
Harbor, Fl 34683
(727) 403 6612

OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00



Audits LLC
CROWDFUNDING AUDITS AND REVIEWS

March 21, 2022

INDEPENDENT AUDITORS' REPORT

Board of Directors and Members of

American Stories Entertainment, Inc.

REPORT ON FINANCIAL STATEMENTS

I have audited the accompanying balance sheet of American Stories Entertainment Inc. as of December 31, 2020 and 2021 and the related statements of operations, changes in owner's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant



American Stories Entertainment, Inc
1449 Wetherington Way Palm
Harbor, FL 34683
(727) 403 6612

AMERICAN STORIES

OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,550**
Maximum Amount	**500,000**	**$1,000,000**	**$955,000.00**



CF Audits LLC
CROWDFUNDING AUDITS AND REVIEWS

estimates made by management, as well as evaluating the overall financial statement presentation.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Stories Entertainment Inc. as of December 31, 2020 and 2021 and the results of operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Amjad Abu Khamis

March 21, 2021

Amjad N I Abu Khamis

Licensed Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
603-607-7600
cpa@cfaudits.com



AMERICAN STORIES
OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00



American Stories Entertainment, Inc
1449 Wetherington Way Palm
Harbor, Fl 34683
(727) 403 6612

AMERICAN STORIES

American Stories Entertainment Inc.

Balance Sheet Statement

As of 31 December 2020 & 2021

	2020	**2021**
ASSETS		
Current Assets		
Bank Balance	-	47,552.11
Total Current Assets	**-**	**47,552.11**
Fixed Assets		
Produced Films	-	875,918.54
Total Fixed Assets	**-**	**875,918.54**
TOTAL ASSETS	**-**	**923,470.65**
LIABILITIES AND EQUITY		
Liabilities		
Loans Payable	-	185,500.00
QSM – Loan	-	24,000.00
Total Liabilities	**-**	**209,500.00**
Equity		
Common Stock – Class A – Voting Shares	1,000.00	2,000.00
Common Stock, Class B – Non Voting Shares	-	674,810.61
Additional Paid-in Capital	-	-
Current Year Earnings	(1,000.00)	38,160.04
Retained Earnings	-	(1,000.00)
Total Equity	**-**	**713,970.65**
TOTAL LIABILITIES AND EQUITY	**-**	**923,470.65**

The accompanying notes are an integral part of these financial statements



OFFERING STATEMENT

American Stories Entertainment, Inc
1449 Wetherington Way Palm
Harbor, FL 34683
(727) 403 6612

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00



American Stories Entertainment Inc.

Income Statement

As of 31 December 2020 & 2021

	2020	2021
Revenues	**-**	**-**
Income	-	202,663.29
Sales Discounts	-	(1,178.40)
Total Revenues	**-**	**201,484.89**
Operating Expenses		
Outside Services	-	41,654.31
Travel Expense	-	14,229.23
Advertising Revenue Sharing	-	12,215.59
Contest Winner	-	15,250.00
Total Operating Expenses	**-**	**83,349.13**
Administrative and Selling Expenses		
Professional Fees	-	2,418.88
Dues & Subscriptions	-	14,219.46
Advertising and Promotion	-	55,535.93
Software Expenses	-	872.47
Postage & Delivery	-	2,462.74
Miscellaneous Expenses and Fees	-	1,475.40
Compensation Shares	1,000.00	1,000.00
Bank Service Charges	-	1,990.84
Total Administrative and Selling Expenses	**1,000.00**	**79,975.72**
Total Expenses	**(1,000.00)**	**(163,324.85)**
Net Income (Loss)	**(1,000.00)**	**38,160.04**



OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00



American Stories Entertainment, Inc
1449 Wetherington Way Palm
Harbor, Fl 34683
(727) 403 6612

American Stories Entertainment Inc.

Statement of Changes in Equity

As of 31 December 2020 & 2021

	Class A Common Stock		Class B Common Stock		Additional Paid in Capital	Retained Earnings (Deficit)	Total
	Shares	Amount	Shares	Amount			
Balance - December 16, 2020	-	-	-	-	-	-	-
Capital Contributions	1,000	1,000	-	-	-	-	**1,000**
Net Income(Loss) - December 31, 2020	-	-	-	-	-	(1,000)	**(1,000)**
Balance - December 31, 2020	**1,000**	**$1,000**	**-**	**-**	**-**	**(1,000)**	**-**
Balance - January 31, 2020	1,000	1,000	-	-	-	(1,000)	**(1,000)**
Capital Contributions	1,000	1,000	1,105,981	674,810.61	-	-	**674,810.61**
Net Income(Loss) - December 31, 2019	-	-	-	-	-	38,160.04	**713,970.65**
Balance - December 31, 2019	**2,000**	**$2,000**	**1,105,981**	**$674,810.61**	-	**37,160.04**	**713,970.65**

The accompanying notes are an integral part of these financial statements



OFFERING STATEMENT

American Stories Entertainment, Inc
1449 Wetherington Way Palm
Harbor, Fl 34683
(727) 403 6612

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,550**
Maximum Amount	**500,000**	**$1,000,000**	**$955,000.00**



AMERICAN STORIES

American Stories Entertainment Inc.

Statement of Cash Flow

For the years ended 2021

	2020	**2021**
Cash Flows from Operating Activities		
Net Income (Loss)	(1,000.00)	38,160.04
Net Cash Used In Operating Activities	-	**38,160.04**
Cash Flows from Investing Activities		
Produced Films	-	(875,918.54)
Net Cash Flows from Investing Activities	-	**(875,918.54)**
Cash Provided By Financing Activities		
Loans Payable	-	185,500.00
QSM - Loan	-	24,000.00
Common Shares	1,000.00	674,810.61
Net Cash Provided By Financing Activities	**-**	**884,310.61**
Net Change in Cash		**47,552.11**
Cash and Cash Equivalents - Beginning of Year	0.00	0.00
Cash and Cash Equivalents - End of Year	**0.00**	**47,552.11**

The accompanying notes are an integral part of these financial statements



American Stories Entertainment, Inc
1449 Wetherington Way Palm
Harbor, FL 34683
(727) 403 6612

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,550**
Maximum Amount	**500,000**	**$1,000,000**	**$955,000.00**



American Stories Entertainment Inc.

Notes to the Financial Statements

Those notes are an integral part of these financial statements

As of 31 December 2021

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

American Stories Entertainment, Inc. was incorporated in Florida in December 2020. The company produces TV programming for its channels found on Roku, Amazon Fire TV and Apple TV. The company generates income through advertising, merchandise sales both physical and digital, and TV distribution rights. The company has already produced and/or distributed over 40 episodes of programming. The company plans to create and distribute over 100 episodes in 2022. ASE also plans to accelerate NFT sales, digital merchandise, in 2022.

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The Company has earned insignificant revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Going Concern

The company is a start-up and funding its operational expenses from the operating revenues, and financing activities. The company's management has taken serious steps, to maintain a positive working capital for the company, by adding new investors into the business, and conducting an offering through Regulation A financing under the Securities Act of 1933.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Page 7



OFFERING STATEMENT

American Stories Entertainment, Inc
1449 Wetherington Way, Palm
Harbor, FL 34683
(727) 403-6612

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00



Share-Based Compensation

ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized in the period of grant.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

NOTE 4 - PRODUCED FILMS

Based on FASB standard update (Subtopic 926-20) Entertainment—Films—Other Assets—Film Costs, the company has capitalized direct costs spent for the production of those movies.

The management decided to capitalize the films based on the total duration of the films as a standard for cost allocation and the percentage of completion of each films at the end of the year. Furthermore, management have identified the direct costs related to films production, and with respect to the conservatism principle, capitalized percentage of the costs that may have some transactions not directly related to the films production. The below schedules illustrate the costs allocated and the films costs that have been capitalized:

1- Direct costs incurred and capitalized:

Cost Center	Cost	Percentage Capitalization	Capitalized Amount
Outside Services	416,543.09	90%	374,888.78
Shoot & Event Exp	431,457.38	100%	431,457.38
Travel Expense	56,916.90	75%	42,687.68
Shoot Expenses Reimbursements	16,094.04	100%	16,094.04
Shoot Equipment	10,790.66	100%	10,790.66

2- Films produced and Capitalized.

Series Name	Completion Percentage	Allocation Amount
Surviving Mann	100%	39,624.18
Surviving Mann Aftermath	100%	165,893.66
Country Ball	71%	119,812.09
This Week In High School Football	100%	101,748.11
Friday Night Game Of The Week	50%	132,714.93
Get The Word Out	100%	23,225.11
Surviving Mann All Stars	30%	39,814.48
Beyond The Close	30%	53,085.97


OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00



NOTE 5 – IMPAIRMENT OF CAPITALIZED ASSETS

Based on FASB standard update (Subtopic 926-20) Entertainment—Films—Other Assets—Film Costs, the standard requires management to assess the value of the produced films on regular basis for impairment.

Management estimates the life of each produced films and shall amortize those assets based on the estimated lifetime. Furthermore, management will test those films for impairment at the end of each year following the production year.

As all produced films are done in 2021, there is no need for amortization and/or impairment for the current capitalized assets.

NOTE 6 - INCOME TAXES

Income taxes are provided based upon the liability method. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by accounting standards to allow recognition of such an asset.

NOTE 7 – STOCKHOLDERS' EQUITY

The Company is authorized to issue 10,000,000 shares of common stock, $1.00 par value. Voting rights are given to 2,000 shares holder only, and the other 9,998,000 share authorized has no voting rights.

As of December 31, 2021 there were 2,000 shares of common stock with voting rights issued and outstanding, and 1,353,681 of stocks with no voting rights issued and outstanding.

The Companies management has taken a serious steps and obtained $523,818.39 through crowdfunding, by selling the shares for 1$ and after deducting the related fees.

The next round of funding is targeted to raise $2,000,000 at $2 dollars a share. The use of funds shall be used in the production of additional programming, promotion of American Stories Entertainment programming and increased staffing.

NOTE 8 – PAYABLES

The QSM loan balance is $24,000, which is a short-term loan, obtained during September 2021, and shall be settled soon.

Loans payable balance is $187,500.00 which consists of Discounted Commercial Notes that will be transferred into common shares at $0.50 per share for different investors.

NOTE 9 – BANK BALANCE

The company is maintaining their cash at Synovus Bank, the Cash Balance at the bank is $47,552.11 as of December 31, 2021.

Page 9



American Stories Entertainment, Inc
1449 Wetherington Way Palm
Harbor, Fl 34683
(727) 403 6612

OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00



NOTE 10 – OPERATING REVENUES

The company's major operating income is from Advertising campaigns conducted to their clients, as of December 31, 2021, the advertising revenues total $200,267.00 has been earned.

NOTE 11 – OPERATING EXPENSES

The company's major operating expenses are consisting of outside contractors, Contest Winner, and related travel expenses which totaled $83,349.13during 2021.

NOTE 12 – NONE-OPERATING EXPENSES

The company has an aggressive advertising campaign which costs more the $55,000 during the 2021, that helps them properly marketing their brand name and obtain necessary financing to cover their operating expenses.


OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   (i)   at the time of the filing of this offering statement bars the person from:
         (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
         (B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
         (C) engaging in savings association or credit union activities? ☐ Yes ☑ No
   (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
   (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
   (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
   (ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No



OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules.

Amending offering to $5M maximum.

On November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year by including Audited Financials. These rules took effect on March 15th, 2021. We may elect to amend our offering to include Audited Financials and adjust the Offering Maximum to $5,000,000.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at:
www.americanstoriesentertainment.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.



OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00

10.   Add § 240.12g-6 to read as follows:

§   **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1)   Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2)   Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3)   Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days



OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00

American Stories Entertainment, Inc
1449 Wetherington Way Palm
Harbor, Fl 34683
(727) 403 6612

Exhibit A:
Sample Share Purchase Agreement

This Share Purchase Agreement ("Agreement") is entered into as of %%EXECUTION_TIME_LEGAL%% (date), by and between American Stories Entertainment, Inc. ("Seller") and %%SUBSCRIBER_DETAILS%% ("Purchaser").

Purchaser and Seller may collectively be referred to as the "Parties."

WHEREAS, Seller is the record owner and holder of shares of American Stories Entertainment, Inc. (the "Company"), a Florida corporation; and

WHEREAS, the Parties desire to enter into this Agreement pursuant to which Purchaser will purchase from Seller shares of the Company.

NOW, THEREFORE, in consideration for the promises set forth in this Agreement, the Parties agree as follows:

1. PURCHASE AND SALE: Subject to the terms and conditions set forth in this Agreement, Purchaser hereby agrees to purchase from Seller, and Seller hereby agrees to sell, transfer and convey to the Purchaser %%UNIT_COUNT%% shares Class B Common Stock of Company (the "Equity").

2. PURCHASE PRICE: The purchase price for each share shall be %%UNIT_PRICE%% for an aggregate purchase price of %%AMOUNT%% (the "Purchase Price"), to be paid to the Seller via escrow at the closing.

3. CLOSING: The closing contemplated by this Agreement for the transfer of the shares and the payment of the Purchase Price shall take place on %%EXECUTION_TIME_LEGAL%% (the "Closing"). The certificates representing the shares shall be duly endorsed for transfer or accompanied by an appropriate share transfer.

4. REPRESENTATIONS AND WARRANTIES OF SELLER: Seller hereby warrants and represents that:
   a. Restrictions on shares. The Seller is not a party to any agreements that create rights or obligations in the shares relating to any third party including voting or shareholder agreements. The Seller is the lawful owner of the Shares, free and clear of any encumbrances, security interests or liens of any kind and has full power and authority to sell and transfer shares as contemplated in this Agreement.
   b. Organization and Standing. To the Seller's knowledge, the Company is duly organized, validly existing and in good standing under the laws of the State of Florida and has full power and authority to own and operate its property and assets and to carry on its business as presently conducted.
   c. Capitalization and Voting Rights. The authorized, issued and outstanding capital shares of the Company are as set forth in the Offering Statement to which this Agreement is attached, and all issued and outstanding shares of the Company are validly issued, fully paid and nonassessable.
   d. Authorization; Enforceability. The Company has all right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All actions on the part of the Company, its directors and shareholders necessary for the (a) authorization execution, delivery and performance of this Agreement by the Company; and (b) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The shares, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.
   e. Litigation. The Company knows of no pending or threatened legal or governmental proceedings against the Company which could materially adversely affect the business, property, financial condition or operations of the Company or which materially and adversely questions the validity of this Agreement or any



AMERICAN STORIES

OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00

American Stories Entertainment, Inc
1449 Wetherington Way Palm
Harbor, FL 34683
(727) 403 6612

agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby.

5. SUBSCRIPTION FOR SHARES, REPRESENTATIONS BY AND AGREEMENTS OF SUBSCRIBER:

a. Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of shares (the "shares"), and the Company agrees to sell to the Subscriber such number of shares, as is set forth on the signature page hereof, at a per share price equal to %%UNIT_PRICE%%. The purchase price is payable via ACH intro the Reg CF Offering listed on us.truCrowd.com

b. The Subscriber recognizes that the purchase of the shares involves a high degree of risk including, but not limited to, the following: (a) the Company remains a development stage business with limited operating history and requires substantial funds; (b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the shares; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the shares (sometimes hereinafter referred to as the "Securities") is extremely limited because, among other things, there is currently no market for the Company's Securities and no market may ever develop; (e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; and (f) the Company has not paid any dividends since its inception and cannot anticipate when any dividends will be paid.

c. The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are non-listed, unregistered and/or not traded on a national securities exchange or on the National Association of Securities Dealers, Inc. (the "NASD") automated quotation system ("NASDAQ"), and Subscriber, Subscriber's attorney and/or accountant has read all of the documents, if any, furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber's behalf and Subscriber is not relying on (i) the advice of the Company, any of its employees or directors or any of their respective representatives, agents or attorneys, (ii) any oral or written representations of the Company (other than as set forth herein), any of its employees or directors or any of their respective representatives, agents or attorneys or (iii) any information other than what subscriber has been given, if any; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

d. The Subscriber hereby acknowledges receipt and careful review of this Agreement and hereby represents that the Subscriber has been furnished ample opportunity to request information regarding the Company and any additional information that the Subscriber desired to know and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

e. To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the shares hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the shares. The Subscriber hereby expressly acknowledges the purchase of the shares is made of the Subscriber's own free accord.

f. The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

g. The Subscriber understands that the Securities comprising the shares have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, further represents that it was not formed for the purpose of purchasing the Securities. The Subscriber acknowledges that the Company is



AMERICAN STORIES

OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00

American Stories Entertainment, Inc
1449 Wetherington Way Palm
Harbor, Fl 34683
(727) 403 6612

relying upon the Subscriber's representations in this Agreement in connection with the sale of the shares hereunder.

h. The Subscriber understands that there is not yet any public market for the shares and that no market may develop for any of such Securities. The Subscriber understands that even if a public market develops for such Securities, Rule 144 ("Rule 144") promulgated under the Securities Act requires for nonaffiliates, among other conditions, a one year holding period prior to the resale (in limited amounts) of securities acquired in a nonpublic offering without having to satisfy the registration requirements under the Securities Act. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register any of the shares under the Securities Act or any state securities or "blue sky" laws.

i. The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:

j. THESE SHARES HAVE BEEN ISSUED UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND HAVE NOT BEEN REGISTERED. THESE SHARES CANNOT BE TRANSFERRED UNTIL REGISTERED UNLESS A SEPARATE EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER.

k. The Subscriber understands the Company will review this Agreement and the Company's representatives are hereby given authority by the Subscriber to call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed the Company, in its sole and absolute discretion, reserves the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any subscription, to accept subscriptions for fractional shares.

l. The Subscriber acknowledges that at such time, if ever, as the Securities are registered, sales of the Securities will be subject to state securities laws.

m. In connection with any public offering of the Company's Securities, the Subscriber hereby agrees to be subject to a lockup for a period of one hundred eighty (180) days or such longer period following such public offering as and if required by the underwriter or underwriters of such public offering (the "LockUp Period") provided, however, that notwithstanding the foregoing, the Subscriber shall not be subject to the LockUp Period unless all of the Company's directors, officers and shareholders owning five percent (5%) or more of the Company's fully diluted voting shares are subject to the same LockUp Period. The foregoing lockups shall be applicable regardless of whether the Securities are then registered for resale under the Securities Act. This Section 1.17 shall be binding upon any transferee of the Securities.

n. In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to any shares or securities exchangeable, convertible or exercisable for shares of each Subscriber or its transferee (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

o. The Subscriber agrees not to issue any public statement with respect to the Subscriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company's prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

p. The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law; provided, that the Company may use the name (but not the address) of the Subscriber in any registration statement in which the Subscriber's shares are included.

q. The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.



OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,550
Maximum Amount	500,000	$1,000,000	$955,000.00

American Stories Entertainment, Inc
1449 Wetherington Way Palm
Harbor, Fl 34683
(727) 403 6612

r. Without in any way limiting the representations and warranties herein, the Subscriber further agrees that the Subscriber shall in no event pledge, hypothecate, sell, transfer, assign, or otherwise dispose of any shares, nor shall the Subscriber receive any consideration for shares from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition.

s. The Subscriber agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Securities by the Subscriber in violation of the Securities Act or any applicable state securities or "blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction; or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.

6. SEVERABILITY: If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

7. BINDING EFFECT: The covenants and conditions contained in this Agreement shall apply to and bind the parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

8. BROKER'S FEES: The Parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.

9. ENTIRE AGREEMENT: This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This Agreement may be modified in writing and must be signed by both the Seller and Purchaser.

10. GOVERNING LAW: This Agreement shall be governed by and construed in accordance with the laws of the State of Wyoming.

11. NOTICE: Any notice required or otherwise given pursuant to this Agreement shall emailed:

If to Purchaser:

%%SUBSCRIBER_DETAILS%%

If to Seller:

American Stories Entertainment, Inc

Investors@americanstoriesentertainment.com

12. WAIVER: The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

SIGNATURE PAGE TO FOLLOW



OFFERING STATEMENT

5,000 Shares Class B Common Stock at $2 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,550**
Maximum Amount	**500,000**	**$1,000,000**	**$955,000.00**

American Stories Entertainment, Inc
1449 Wetherington Way Palm
Harbor, FL 34683
(727) 403 6612

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

INVESTOR SIGNATURE:

%%INVESTOR_SIGNATURES%%

ISSUER SIGNATURE:

%%ISSUER_SIGNATURE%%